U.S. SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                                  FORM 12b-25

                                                                        0-50732
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                                                                SEC FILE NUMBER



                                                                      84055V109
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                                                                   CUSIP NUMBER

                          NOTIFICATION OF LATE FILING

[ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

For Period Ended:  September 30, 2007

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein. If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates : N/A

Part I - Registrant Information

      Full   Name  of  Registrant:  		South Texas Oil Company
      Former Name if Applicable:
      Address  of  Principal Executive Office:  769 Highway 95 N.,
						Bastrop, TX 78602

Part II - Rules 12b-25(b) and (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. X (Check box if appropriate)

      ___(a)The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

       X (b)The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      ___(c)The accountant's statement or other exhibit required by Rule 12b-25 is attached.

Part III - Narrative

       The registrant  is  in  the  process  of  preparing  and  reviewing  the financial information of the Company. The process of compiling and disseminating the information required to be included in the Form 10-QSB for the relevant fiscal quarter, as well as the completion of the required review of the Company's financial information, could not be completed without incurring undue hardship and expense. The registrant undertakes the responsibility to file such quarterly report no later than five days after its original date.

Part IV - Other Information

      (1) Name and telephone number of person to contact in regard to this notification

      Murray Conradie (210) 568-9760

      (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[x] Yes     [ ] No

      (3) Is it anticipated that any significant change in result of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes     [x] No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Registrant has caused this notification to be signed on its behalf thereunto duly authorized.

Date: November 14, 2007

				    South Texas Oil Company

                                    By:    /s/  Murray Conradie
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                                           Murray Conradie,
					   Chief Executive Officer